UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of           February                    , 20 07
Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Translation of registrant’s name into English)
Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑          Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934          Yes ☐          No ☑
[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA
(Registrant)

Date February 6, 2007	By	/s/ Harsya Denny Suryo
(Signature)

Harsya Denny Suryo Vice President Investor Relation & Corporate Secretary

PRESS RELEASE
No. TEL.     /PR000/COM-10/2006
TELKOM’S MAIN INFRASTRUCTURE HAS RECOVERED
Jakarta, February 6, 2007 — Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk. (“TELKOM” or the “Company”) hereby announced that TELKOM’s telecommunication infrastructure hit by the flood since February 2nd is recovering 93% since the water levels have returned to normal around Semanggi II and Gatot Subroto Area. The company’s main switching system (STO) located in Semanggi II that handles 76,000 telephone lines is back in operation. However, TELKOM is still assessing some distribution lines to the various access points to make sure that everything is fully functioning on the ground. This is due to the fact that some parts of Jakarta and the greater area are still affected by the flood.
At present, some of the main services such as Flexi Fixed Wireless, IDD 007, DLD have recovered except for some Speedy ADSL subscribers which the company expects to be resolved within a couple of days.
Nevertheless, TELKOM remains to be cautious in the weeks ahead in anticipation on the possibility for worsening weather conditions announced by the Indonesian National Weather Service.
HARSYA DENNY SURYO
Vice President Investor Relations & Corporate Secretary
For further information, please contact:
Investor Relations Unit
PT TELEKOMUNIKASI INDONESIA, Tbk
Tel:        62-21-5215109
Fax:      61-21-5220500
Email:  investor@telkom.co.id
Website: www.telkom-indonesia.com